Exhibit 99.2

500 Laurel Street Baton Rouge, Louisiana 70801 P: 225-248-7600 F: 225-248-7650

FOR IMMEDIATE RELEASE	Misty Albrecht
October 21, 2021	b1BANK
225.286.7879
Misty.Albrecht@b1BANK.com

Business First Bancshares, Inc. and Texas Citizens Bancorp, Inc. Announce Merger

Baton Rouge, La. – Business First Bancshares, Inc. (Business First) (Nasdaq: BFST), the holding company for b1BANK, and Texas Citizens Bancorp, Inc. (Texas Citizens) today jointly announced the signing of a definitive agreement under which Business First will acquire Texas Citizens and its wholly owned bank subsidiary, Texas Citizens Bank, National Association. Following the completed transaction, the combined institution is expected to have total consolidated assets of approximately $4.9 billion.

“We have experienced success diversifying our geographic exposure over the past few years. This partnership with Texas Citizens Bank, by moving us a little farther down I-10 into the Houston market, is an opportunity for us to accelerate our transition into a regional institution,” said Jude Melville, president and CEO of Business First. “Both of our companies are focused on serving similar clienteles in similar ways, in particular small businesses, and we anticipate a relatively seamless integration of operational systems and, more importantly, cultural approaches. We look forward to using our combined strength to benefit both existing and new clients throughout one of the country’s most potential-filled regions.”

As of September 30, 2021, Business First had total assets of $4.4 billion, total loans of $3.1 billion, total deposits of $3.8 billion and total shareholders’ equity of $430.2 million, compared to Texas Citizens’ estimated $516.9 million in total assets, $365.7 million in total loans, $452.0 million in total deposits and $34.6 million in common shareholders’ equity. Texas Citizens Bank, which was founded in 2006, is headquartered and has six branches in the Houston area.

Texas Citizens Bank’s Chairman and CEO Duncan Stewart will join b1BANK and will serve as chairman, Houston region, leading business development efforts. “Texas Citizens Bank has been successful in serving Houston area owner-managed businesses since our inception,” said Stewart. “The significant efforts of our team toward strengthening our institution have resulted in the OCC recently lifting the Formal Agreement. We believe that our partnership with b1BANK will further strengthen the bank by enhancing our customer experience and our long-term contributions to the local community.” President Mike Cornett will also join the b1BANK team as vice chair, Houston. Current b1BANK Executive Vice President, Director of Market Expansion Don Hingle will relocate to Houston as regional president, Houston. Mr. Hingle has 39 years of banking experience and has spent the last 12 with b1BANK, during which he has served in various capacities, including market president, regional president and chief credit officer.

500 Laurel Street Baton Rouge, Louisiana 70801 P: 225-248-7600 F: 225-248-7650

Under the terms of the merger agreement, which has been unanimously approved by the board of each company, Texas Citizens shareholders will receive 0.7038 shares of Business First stock for each share of Texas Citizens common stock (with cash paid in lieu of fractional shares), or approximately 2.1 million shares of Business First’s common stock. Following the completion of the transaction, former Texas Citizens shareholders will own approximately 9.7 percent of the combined company. Based on Business First’s closing stock price of $25.30 as of October 19, 2021, the transaction is valued at approximately $52.9 million in the aggregate. The merger agreement contains customary representations, warranties and covenants by Texas Citizens and Business First and is subject to customary closing conditions, including approval by Texas Citizens shareholders and the receipt of customary regulatory approvals. The transaction is expected to close during the first quarter of 2022.

Stephens Inc. acted as financial advisor to Business First, and Fenimore Kay Harrison LLP acted as legal advisor to Business First. Piper Sandler Companies acted as financial advisor to Texas Citizens, and Bracewell LLP acted as legal advisor to Texas Citizens.

For additional information regarding the transaction, an Investor Presentation has been filed with the Security and Exchange Commission (SEC) and may be accessed, at no charge, on the SEC’s website at www.sec.gov and at BFST’s website at www.b1BANK.com.

About Business First Bancshares, Inc.

Business First Bancshares, Inc., (Nasdaq: BFST) through its banking subsidiary b1BANK, has $4.4 billion in assets, $4.7 billion in assets under management through b1BANK’s affiliate Smith Shellnut Wilson, LLC (SSW) (excludes $1.0 billion of b1BANK assets managed by SSW) and operates Banking Centers and Loan Production Offices in markets across Louisiana and the Dallas, Texas area, providing commercial and personal banking products and services. Commercial banking services include commercial loans and letters of credit, working capital lines and equipment financing, and treasury management services. b1BANK was awarded #1 Best-In-State Bank, Louisiana, by Forbes and Statista, and is a three-time recipient of Baton Rouge Business Report’s “Best Places to Work in Baton Rouge.” Visit b1BANK.com for more information.

500 Laurel Street Baton Rouge, Louisiana 70801 P: 225-248-7600 F: 225-248-7650

About Texas Citizens Bancorp, Inc.

Texas Citizens Bancorp, Inc. is a bank holding company and the parent company of Texas Citizens Bank, a national banking association that offers a full range of banking products and services from six full-service branch locations located in the Houston, Texas market area. As of September 30, 2021, TCBI had $516.9 million in total assets, $365.7 million in total loans, $452.0 million in total deposits and $34.6 million in shareholders’ equity.

Forward-Looking Statements

Statements in this press release may not be based on historical facts and may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to (i) the expected impact of the proposed transaction between Business First and Texas Citizens (the “Proposed Transaction”) on the combined entities’ operations, financial condition, and financial results, (ii) expectations regarding the ability of Business First to successfully integrate the combined businesses, and (iii) the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this press release because actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions required to complete the Proposed Transaction, including necessary approvals by shareholders of Texas Citizens, on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the Texas Citizens businesses or fully realizing cost savings from and other anticipated benefits of the Proposed Transaction, business disruption during and following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the combined business’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in Business First’s press releases and filings with the Securities and Exchange Commission (SEC). All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this press release, and neither Business First nor Texas Citizens undertake any obligation, and each specifically declines any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

500 Laurel Street Baton Rouge, Louisiana 70801 P: 225-248-7600 F: 225-248-7650

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the Proposed Transaction, Business First will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Texas Citizens and a prospectus of Business First (the “Proxy Statement-Prospectus”), and Business First may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement-Prospectus will be provided to the shareholders of Texas Citizens as required by applicable law. Shareholders are urged to read the Registration Statement and the Proxy Statement-Prospectus regarding the Proposed Transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Business First, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Proxy Statement-Prospectus, as well as other filings containing information about Business First, may be obtained at the SEC’s Internet site (www.sec.gov), when they are filed by Business First. You will also be able to obtain these documents, when they are filed, free of charge, from Business First at www.b1BANK.com. Copies of the Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Attention: Corporate Secretary, Telephone: 225-248-7600 or to Texas Citizens Bancorp, Inc., 4949 Fairmont Parkway, Pasadena, TX 77505, Attention: Chairman and Chief Executive Officer, Telephone: 713-948-5727.

Participants in the Solicitation

Business First, Texas Citizens and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Texas Citizens in connection with the Proposed Transaction. Information about Business First’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement-Prospectus pertaining to the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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